Nelson Mullins Riley & Scarborough LLP	Kathryn C. Kling
Attorneys and Counselors at Law	Tel: 202.712.2807
101 Constitution Avenue, NW/Suite 900/Washington, DC 20001	kathryn.kling@nelsonmullins.com
Tel: 202.712.2800 Fax: 202.712.2857 www.nelsonmullins.com

March 12, 2008

By Edgar and Hand Delivery

Mark Webb, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Pre-Effective Amendment No. 2 to Form S-4
Filed February 27, 2008
File No. 333-148675

Dear Mr. Webb:

     On behalf of Community Bankers Acquisition Corp. (the “Company”) this letter is being filed with your office in response to comment number 1 in your letter dated February 29, 2008 (the “Comment Letter”) with respect to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (“SEC”) on February 27, 2008.

     We have repeated the Staff’s comments followed by the Company’s response below to aid in your review.

Form S-4
Summary of Analysis by Keefe, Bruyette & Woods, Inc.
Forecasted Pro Forma Financial Analysis, page 65

1.	The staff notes that use of $.51 for TransCommunity’s estimated 2009 EPS while Sandler uses $.41. In this regard, and with a view towards additional disclosure, advise the staff as to why Sandler believes it appropriate to use a different amount, how the amount was derived and why it is different than the amount used by Keefe.

Response: The $.51 2009 EPS number used by Keefe was derived from projections prepared by TransCommunity in September 2007, whereas the $.41 EPS number used by Sandler was derived from revised projections prepared by TransCommunity in December 2007. Sandler provided an updated fairness to the TransCommunity Board in December 2007 at the Board’s request in connection with TransCommunity giving its consent to the merger of Community Bankers with BOE Financial Services of Virginia, Inc.

Atlanta • Boston • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Washington, DC • Winston-Salem

Mark Webb
Division of Corporation Finance
March 12, 2008

The updated Sandler fairness opinion was based on the revised projections prepared by TransCommunity, which included the $.41 EPS number. The Community Bankers Board did not request any update of its fairness opinion and as such Keefe relied solely on the September 2007 projections, did not perform an update and did not request or receive the December 2007 revised projections from TransCommunity.

     Please direct any questions or further communications relating to the above to the undersigned at (202)712-2807 or Jon Talcott at (212)712-2806. Thank you for your attention to this matter.

Very truly yours,

/s/ Kathryn C. Kling
Kathryn C. Kling